

July 2, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Horizon Funds
        Issuer CIK: 0001643174
        Issuer File Number: 333-205411 / 811-23063
        Form Type: 8-A12B
        Filing Date: July 2, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Horizon Core Bond ETF and Horizon Flexible Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications